UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

SPORTSMAN’S WAREHOUSE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

84920Y106

(CUSIP Number)

April 16, 2014

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84920Y106	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON Seidler Kutsenda Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,048,333 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,048,333 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,048,333 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.72%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 84920Y106	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON Seidler Equity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,048,333 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,048,333 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,048,333 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.72%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 22,048,333 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 22,048,333 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,048,333 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 52.72%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 84920Y106	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON New SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,140,211 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,140,211 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,140,211 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.64%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON SEP SWH Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,908,122 **see Note 1**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,908,122 **see Note 1**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,908,122 **see Note 1**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.08%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 84920Y106	Page 7 of 13 Pages

ITEM 1.

	(a)	Name of Issuer: Sportsman’s Warehouse Holdings, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

7035 South High Tech Drive
Midvale, Utah 84047

ITEM 2.

	(a)	Name of Person Filing:

	1)	Seidler Kutsenda Management Company, LLC, a California limited liability company (“SKMC”)

	2)	Seidler Equity Partners III, L.P., a Delaware limited partnership (“SEP III”)

	3)	SEP SWH Holdings GP, LLC, a California limited liability company (“SEP GP”)

	4)	New SEP SWH Holdings, L.P., a Delaware limited partnership (“New SEP”)

	5)	SEP SWH Holdings, L.P., a Delaware limited partnership (“SEP” and together with New SEP, the “SEP Funds”)

Collectively, SKMC, SEP III, SEP GP, New SEP and SEP are referred to herein as the “Reporting Persons”.

	(b)	Address of Principal Business Office or, if None, Residence:

The address for SKMC is:

4640 Admiralty Way, Suite 1200
Marina del Rey, CA 90292

The address for each of the other Reporting Persons is:

c/o Seidler Kutsenda Management Company, LLC
4640 Admiralty Way, Suite 1200
Marina del Rey, CA 90292

	(c)	Citizenship:

The place of organization of each of the Reporting Persons is in the state of the United States indicated in Item 2(a) above.

	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share (“Common Stock”)

	(e)	CUSIP Number: 84920Y106

ITEM 3.		If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 84920Y106	Page 8 of 13 Pages

ITEM 4.		Ownership

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned **see Note 1**:

		1)	SKMC	22,048,333

		2)	SEP III	22,048,333

		3)	SEP GP	22,048,333

		4)	New SEP	11,140,211

		5)	SEP	10,908,122

	(b)	Percent of class:

		1)	SKMC	52.72%

		2)	SEP III	52.72%

		3)	SEP GP	52.72%

		4)	New SEP	26.64%

		5)	SEP	26.08%

	The percent of class is based on 41,818,235 shares of Common Stock of the Issuer outstanding as of December 5, 2014 (based on the Issuer’s Quarterly Report on Form 10-Q filed on December 5, 2014 for the quarterly period ended November 1, 2014).

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 0

		(ii)	Shared power to vote or to direct the vote **see Note 1**:

		1)	SKMC	22,048,333

		2)	SEP III	22,048,333

		3)	SEP GP	22,048,333

		4)	New SEP	11,140,211

		5)	SEP	10,908,122

		(iii)	Sole power to dispose or to direct the disposition of: 0

		(iv)	Shared power to dispose or to direct the disposition of **see Note 1**:

		1)	SKMC	22,048,333

		2)	SEP III	22,048,333

		3)	SEP GP	22,048,333

		4)	New SEP	11,140,211

		5)	SEP	10,908,122

CUSIP No. 84920Y106	Page 9 of 13 Pages

** Note 1**

11,140,211 shares of the Issuer’s Common Stock are held of record by New SEP, and 10,908,122 shares of the Issuer’s Common Stock are held of record by SEP.

SEP GP is the general partner of both New SEP and SEP, and SEP III is the sole member of SEP GP. SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by the SEP Funds. Each of SKMC, SEP III and SEP GP may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own the Issuer’s Common Stock held by the SEP Funds. Each of SKMC, SEP III and SEP GP disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that each of SKMC, SEP III and SEP GP is the beneficial owner of such shares.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of New SEP and SEP, the general and limited partners of each such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the Issuer owned by, New SEP and SEP, respectively.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit I

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certifications

Not applicable.

CUSIP No. 84920Y106	Page 10 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2015

SEIDLER KUTSENDA MANAGEMENT COMPANY, LLC

By:	/s/ Eric Kutsenda
Name:	Eric Kutsenda
Title:	Vice President

SEIDLER EQUITY PARTNERS III, L.P.
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS GP, LLC
By:	Seidler Equity Partners III, L.P., its Sole Member
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

NEW SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

CUSIP No. 84920Y106	Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Joint Filing Agreement

CUSIP No. 84920Y106	Page 12 of 13 Pages

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

11,140,211 shares of the Issuer’s Common Stock are held of record by New SEP, and 10,908,122 shares of the Issuer’s Common Stock are held of record by SEP.

SEP GP is the general partner of both New SEP and SEP and therefore is a control person of both New SEP and SEP and may be deemed the beneficial owner of the shares of Common Stock held by each of New SEP and SEP. SEP III is the sole member of SEP GP and therefore a control person of SEP GP and may be deemed the beneficial owner of the shares beneficially owned by SEP GP. SKMC, as the investment manager of SEP III, has ultimate voting and dispositive power over all of the shares owned by the SEP Funds and is therefore a control person of the SEP Funds and may be deemed the beneficial owner of the shares owned by the SEP Funds.

CUSIP No. 84920Y106	Page 13 of 13 Pages

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of February 3, 2015, by and among the parties signatories hereto. The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Common Stock, par value $0.01 per share, of Sportsman’s Warehouse Holdings, Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

SEIDLER KUTSENDA MANAGEMENT COMPANY, LLC

By:	/s/ Eric Kutsenda
Name:	Eric Kutsenda
Title:	Vice President

SEIDLER EQUITY PARTNERS III, L.P.
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS GP, LLC
By:	Seidler Equity Partners III, L.P., its Sole Member
By:	SEM III, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

NEW SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President

SEP SWH HOLDINGS, L.P.
By:	SEP SWH Holdings GP, LLC, its General Partner

By:	/s/ Christopher Eastland
Name:	Christopher Eastland
Title:	Vice President